Exhibit 7.38

FOSUN ROLLOVER AGREEMENT

This FOSUN ROLLOVER AGREEMENT (this “Agreement”) is made and entered into as of December 19, 2012 by and among Giovanna Group Holdings Limited, a Cayman Islands exempted company (“Holdco”), Giovanna Parent Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Holdco (“Parent”), and Fosun International Limited (the “Rollover Shareholder”), a shareholder of Focus Media Holding Limited, a Cayman Islands exempted company (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith Parent, Giovanna Acquisition Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, the Rollover Shareholder is the registered holder and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of ordinary shares, par value $0.00005 per share, of the Company (the “Shares”), including Shares represented by American Depositary Shares, each representing five Shares (collectively, the “Owned Shares”), as set forth in the column titled “Owned Shares” opposite such Rollover Shareholder’s name on Schedule A;

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Merger, the Rollover Shareholder agrees to (a) the cancellation of the number of Owned Shares as set forth in the column titled “Rollover Shares” on Schedule A for nil consideration in the Merger (such cancelled Shares, the “Rollover Shares”), (b) subscribe for newly issued ordinary shares of Holdco (the “Holdco Shares”) at the Closing, and (c) the treatment of the Owned Shares which are not cancelled pursuant to this Agreement (such Shares, the “Non-Rollover Shares”) as set forth in the column titled “Non-Rollover Shares” on Schedule A in accordance with the provisions of the Merger Agreement;

WHEREAS, in order to induce the Rollover Shareholder to enter into this Agreement, Holdco has advised the Rollover Shareholder that it is the intention of Holdco and, to the best of Holdco’s knowledge, the intention of each of Holdco’s other shareholders, to enter into a shareholders agreement substantially on the terms set forth in Schedule D attached hereto, at or prior to the Closing of the Merger (the “Shareholders Agreement”);

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholder is entering into this Agreement; and

WHEREAS, the Rollover Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholder set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, Holdco, Parent and the Rollover Shareholder hereby agree as follows:

1. Subscription of Holdco Shares. At the Closing, the Rollover Shareholder (or, if designated by the Rollover Shareholder in writing, in the name of an affiliate of the Rollover Shareholder) shall subscribe for the number of Holdco Shares in cash, at a consideration of US$0.001 per share, as set forth on Schedule A. The Rollover Shareholder hereby acknowledges and agrees that, subject to receipt of the Holdco Shares, it shall have no right to any Merger Consideration in respect of the Rollover Shares.

2. Cancellation of Rollover Shares. Subject to the terms and conditions set forth herein, (a) the Rollover Shareholder agrees that the Rollover Shares shall be cancelled at the Closing for nil consideration, and (b) other than the Rollover Shares, all equity securities of the Company held by the Rollover Shareholder, including the Non-Rollover Shares, shall be treated as set forth in the Merger Agreement and not be affected by the provisions of this Agreement.

3. Closing; Conditions to Closing. Subject to the satisfaction in full (or waiver) of all of the conditions set forth in Sections 7.1 and 7.2 of the Merger Agreement (other than conditions that by their nature are to be satisfied or waived, as applicable, at the Closing), the closing of the subscription and issuance contemplated hereby shall take place at the Closing. The obligation of the Rollover Shareholder to consummate the transactions contemplated hereby shall be subject to the following conditions: (a) the representations and warranties of Holdco and Parent set forth in Section 7 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as if made on such date, (b) Holdco shall have complied in all material respects with all obligations of Holdco hereunder, and (c) the Merger Agreement shall provide for a Per ADS Merger Consideration of not less than $27.50 per ADS.

4. Deposit of Rollover Shares. No later than three (3) Business Days prior to the Closing, the Rollover Shareholder and any agent of the Rollover Shareholder holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Parent all certificates representing Rollover Shares in such Persons’ possession, (a) duly endorsed for transfer or (b) with executed stock powers, in each case reasonably acceptable in form and substance to Parent and sufficient to transfer such shares to Parent, for disposition in accordance with the terms of this Agreement; such certificates and documents shall be held by Parent or any agent authorized by Parent until the Closing.

5. Irrevocable Election.

(a) The execution of this Agreement by the Rollover Shareholder evidences, subject to Section 9 and the proviso in Section 11(m), the irrevocable election and agreement by the Rollover Shareholder to subscribe for Holdco Shares and agree to the cancellation of the Rollover Shares on the terms and conditions set forth herein. In furtherance of the foregoing, the Rollover Shareholder covenants and agrees that from the date hereof until any termination of this Agreement pursuant to Section 9, the Rollover Shareholder shall not, directly or indirectly, (i) tender any Owned Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of, any Owned Shares or any right, title or interest thereto or therein (including by operation of law) including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Owned Shares and (x) has, or would reasonably be expected to have, the effect of reducing or limiting the Rollover Shareholder’s economic interest in such Owned Shares and/or (y) grants a third party the right to vote or direct the voting of such Owned Shares (any such transaction, a “Derivative Transaction”); provided, that the Rollover Shareholder may deposit a portion of or all of the Owned Shares into one or more accounts with certain commercial banks (the “Custodian”) pursuant to and in accordance with custodial arrangements (the material terms of which are set out in Schedule C attached hereto, the “Custodial Arrangements”) to be entered into by the Rollover Shareholder in connection with a term loan facility and bridge loan facility to be entered into by the Rollover Shareholder (collectively, the “Financing Agreements”) with certain commercial banks (the “Lenders”) after the date hereof, (iii) deposit any Owned Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement (other than that certain Voting Agreement of even date herewith by and among Parent and certain shareholders of the Company (the “Voting Agreement”)) with respect to any Owned Shares, (iv) knowingly take any action that would make any representation or warranty of the Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying the Rollover Shareholder from performing any of its obligations under this Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv). Any purported Transfer in violation of this paragraph shall be void.

(b) The Rollover Shareholder further covenants and agrees, severally and not jointly, that the Rollover Shareholder shall promptly (and in any event within twenty-four (24) hours) notify Parent of any new Shares with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by the Rollover Shareholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company, including any Company Share Awards, after the date hereof.

6. Representations and Warranties of the Rollover Shareholder. To induce Holdco to issue the Holdco Shares, the Rollover Shareholder makes the following representations and warranties, to Parent and Holdco, each and all of which shall be true and correct as of the date of this Agreement and as of the Closing:

(a) Ownership of Shares. (i) The Rollover Shareholder (A) is and will be the beneficial owner of, and has and will have good and valid title to, the Owned Shares, free and clear of Liens, and (B) has and will have sole or shared (together with affiliates controlled by the Rollover Shareholder) voting power, power of disposition, and power to demand dissenter’s rights (if applicable), in each case with respect to all of the Owned Shares, with no limitations, qualifications, or restrictions on such rights, subject to applicable Laws; (ii) the Owned Shares are not subject to any voting trust agreement or other Contract to which the Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of the Owned Shares; and (iii) the Rollover Shareholder has not Transferred any Rollover Share pursuant to any Derivative Transaction, in each case of clause (i) through (iii), except as pursuant to this Agreement, the Voting Agreement, the Financing Agreements and the Custodial Documents (as defined below). As of the date hereof, (x) other than the Owned Shares, the Rollover Shareholder does not own, beneficially or of record, any Shares, securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities), and (y) the Rollover Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Owned Shares, except as contemplated by this Agreement or the Voting Agreement.

(b) Organization, Standing and Authority. The Rollover Shareholder has full legal power and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Rollover Shareholder and, assuming due authorization, execution and delivery by Parent and Holdco, constitutes a legal, valid and binding obligation of the Rollover Shareholder, enforceable against the Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c) Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Rollover Shareholder for the execution, delivery and performance of this Agreement by the Rollover Shareholder or the consummation by the Rollover Shareholder of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Rollover Shareholder nor the consummation by the Rollover Shareholder of the transactions contemplated hereby, nor compliance by the Rollover Shareholder with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of the Rollover Shareholder which is an entity, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of the Rollover Shareholder pursuant to any Contract to which the Rollover Shareholder is a party or by which the Rollover Shareholder or any property or asset of the Rollover Shareholder is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Rollover Shareholder or any of its properties or assets.

(d) Financing and Custodial Arrangement.

(i) The Rollover Shareholder shall advise the other parties hereto when it executes and delivers transaction documents with respect to the Custodial Arrangements (the “Custodial Documents”). Neither the Lenders nor the Custodian has (or will have, as applicable) any interest over the Owned Shares which is materially different from the interests described in Schedule C, or any right to direct or control the voting or Transfer of the Owned Shares, except as otherwise described in Schedule C. There is no side letter or any other oral or written contract entered into as of the date hereof or contemplated to be entered into after the date hereof, to which the Rollover Shareholder or any of its affiliates is a party related to the Custodial Arrangements, other than the Financing Agreements and the Custodial Documents.

(ii) So long as no default or event of default has occurred and is continuing under the Financing Agreements or the Custodial Documents, there will be no restriction or any limitation under the Financing Agreements or the Custodial Documents on the Rollover Shareholder’s right to (a) vote any Owned Shares or (b) withdraw and transfer the Owned Shares, in each case at any time and whether in connection with the transactions contemplated by the Merger Agreement, this Agreement, the Voting Agreement or otherwise; provided, that with respect to the actions set forth under clause (b), the Rollover Shareholder furnishes alternative assets which may consist of (x) all or part of the Holdco Shares issued to the Rollover Shareholder pursuant to this Agreement and (y) proceeds received by the Rollover Shareholder in exchange for the cancellation of the Non-Rollover Shares in substitution of the Owned Shares within 10 calendar days of any withdrawal.

(e) Litigation. There is no Action pending against the Rollover Shareholder or, to the knowledge of the Rollover Shareholder, any other Person or, to the knowledge of the Rollover Shareholder, threatened against any the Rollover Shareholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Rollover Shareholder of its obligations under this Agreement.

(f) Reliance. The Rollover Shareholder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon the Rollover Shareholder’s execution and delivery of this Agreement and the representations and warranties of the Rollover Shareholder contained herein.

(g) Receipt of Information. The Rollover Shareholder has been afforded the opportunity to ask such questions as he, she, or it has deemed necessary of, and to receive answers from, representatives of Parent and Holdco concerning the terms and conditions of the transactions contemplated hereby and the merits and risks of owning the Holdco Shares. The Rollover Shareholder acknowledges that it has been advised to discuss with its own counsel the meaning and legal consequences of the Rollover Shareholder’s representations and warranties in this Agreement and the transactions contemplated hereby.

7. Representations and Warranties of Parent and Holdco. Each of Parent and Holdco represents and warrants to the Rollover Shareholder that:

(a) Organization, Standing and Authority. Each of Parent and Holdco is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Parent and Holdco and, assuming due authorization, execution and delivery by the Rollover Shareholder, constitutes a legal, valid and binding obligation of Parent and Holdco, enforceable against Parent and Holdco in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b) Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act and laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent or Holdco for the execution, delivery and performance of this Agreement by Parent and Holdco or the consummation by Parent and Holdco of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Parent and Holdco, nor the consummation by Parent or Holdco of the transactions contemplated hereby, nor compliance by Parent or Holdco with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of Parent or Holdco, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent or Holdco pursuant to, any Contract to which Parent or Holdco is a party or by which Parent or Holdco or any of their property or asset is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Holdco or any of their properties or assets.

(c) Capitalization. Each of Holdco and Parent was duly incorporated on October 22, 2012. At and immediately after the Closing, the authorized capital stock of Holdco shall consist of 5,000,000 ordinary shares, of which, as of the date hereof, three ordinary shares are issued and outstanding and owned of record as set forth on Schedule B hereto. At and immediately after the Closing, the authorized capital stock of Parent shall consist of 5,000,000 ordinary shares, of which one (1) share shall be issued and outstanding and owned by Holdco. At and immediately after the Closing, except as set forth in the Management Rollover Agreement, there shall be (i) no options, warrants, or other rights to acquire shares of the capital stock of Holdco or Parent, (ii) no outstanding securities exchangeable for or convertible into shares of the capital stock of Holdco or Parent, and (iii) no outstanding rights to acquire or obligations to issue any such options, warrants, rights or securities.

(d) Valid Issuance of Shares. At Closing, the Holdco Shares to be issued under this Agreement shall have been duly and validly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and nonassessable ordinary shares of Holdco, free and clear of all claims, liens and encumbrances, other than restrictions arising under applicable securities laws.

8. Other Covenants and Agreements.

(a) Tax Related Matters.

(i) The Rollover Shareholder shall bear and pay, reimburse, indemnify and hold harmless Holdco, Parent, Merger Sub, the Company and any affiliate thereof (collectively, the “Indemnified Parties”) for, from and against (x) any and all liabilities for PRC Taxes imposed upon, incurred by or asserted against any of the Indemnified Parties, arising from or attributable to (A) the receipt of any Merger Consideration by the Rollover Shareholder or its affiliates pursuant to the Merger Agreement and/or (B) the receipt of Holdco Shares by the Rollover Shareholder or its affiliates pursuant to this Agreement (collectively, the “Tax Liabilities”) and (y) any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, interests, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of the Tax Liabilities. For the avoidance of doubt, the term “Tax Liabilities” shall include any and all liability for PRC Taxes suffered by any of the Indemnified Parties as a result of the payments described in clause (x) above, including without limitation, any liability for withholding Taxes. The Rollover Shareholder shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the Rollover Shareholder has adequate capital resources available to satisfy its indemnification obligations in accordance with this Section 8(a)(i).

(ii) At Parent’s request, the Rollover Shareholder shall provide to Parent such information as may be reasonably necessary for Parent or its direct or indirect owners to file its U.S. federal, state, local, and non-U.S. tax returns (including historic cost basis information).

(b) Shareholders Agreement. The Rollover Shareholder and Holdco shall negotiate in good faith the terms and conditions of a shareholders agreement to be entered into by the Rollover Shareholder and Holdco, among other parties, at or immediately prior to the Closing that is substantially consistent with the terms set forth in Schedule D.

(c) Disclosures. The Rollover Shareholder agrees that, to the extent it is required by the United States Securities and Exchange Commission, the Hong Kong Stock Exchange or another regulatory body or international stock exchange having jurisdiction over the Rollover Shareholder to make any disclosures regarding the Merger Agreement and the transactions contemplated thereby, the Rollover Shareholder shall make such disclosure only after the form and terms thereof have been notified to Holdco and Parent and Holdco and Parent have had a reasonable opportunity to comment thereon.

(d) Financing and Custodial Arrangement.

(i) The Rollover Shareholder agrees to (A) take all actions necessary, and to forbear from taking any action, as applicable, in each case to make the Rollover Shares available at all times after the date hereof to the extent necessary for purposes of this Agreement and the transactions contemplated hereunder, (B) promptly notify Parent and Holdco of any fact or circumstance of which the Rollover Shareholder becomes aware that would reasonably be expected to make the Rollover Shares unavailable for purposes of this Agreement and the transaction contemplated hereunder, (C) withdraw and obtain a full release of the Rollover Shares from the Custodial Arrangements no later than five (5) Business Days prior to the Closing Date, and (D) take all other actions necessary to effectuate the foregoing, including (x) furnishing the Custodian with other assets acceptable to the Custodian and the Lenders in substitution for the Rollover Shares within the requisite time period, and (y) applying all of the proceeds received by the Rollover Shareholder in respect of the Non-Rollover Shares pursuant to the Merger Agreement to repayment of the bridge loan facility in respect of the Financing Agreement.

(ii) The Rollover Shareholder agrees not to (x) grant to the Lenders or the Custodian (or permit the Lenders or the Custodian to hold) (A) any interest over the Holdco Shares beneficially owned by the Rollover Shareholder which is materially different from the interest described in Schedule C, or (B) any right to direct or control the voting or Transfer of the Holdco Shares issuable to or beneficially owned by the Rollover Shareholder, except as otherwise described in Schedule C, or (y) enter into any side letter or other oral or written contract at any time the contents of which are inconsistent with the Rollover Shareholder’s agreements under clause (x).

(iii) The Rollover Shareholder further agrees to (A) take all actions necessary, and to forbear from taking any action, as applicable, after entry into the Financing Agreements and Custodial Arrangements or otherwise, in each case that would enable the Rollover Shareholder to comply in all respects with the agreements of the Rollover Shareholder Section 8(d)(ii) above, and (B) use its reasonable best efforts to take, or cause to be taken, any and all steps reasonably necessary to avoid or cure any default that may be reasonably expected to result in the Lenders or the Custodian acquiring or holding any security interest over the Holdco Shares, or any right to direct or control the voting or Transfer of any Holdco Shares issuable to or beneficially owned by the Rollover Shareholder, including curing any default and replacing the Holdco Shares with reasonably acceptable, substitute custodial assets as promptly as practicable as reasonably necessary to avoid or cure any default. The Rollover Shareholder agrees to promptly notify Parent and Holdco of any default or event of default under the Financing Agreements or the Custodial Documents and, to the knowledge of the Rollover Shareholder, any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or event of default under the Financing Agreements or the Custodial Documents.

9. Termination. This Agreement, and the agreement of the Rollover Shareholder to the cancellation of the Rollover Shares, will terminate immediately upon the valid termination of the Merger Agreement in accordance with its terms; provided, that this Section 9 and Section 11 shall survive the termination of this Agreement, and the Rollover Shareholder shall continue to be liable for breaches of this Agreement occurring prior to the termination of this Agreement.

10. Further Assurances. Each Rollover Shareholder hereby covenants that, from time to time, such Rollover Shareholder will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to cancel all of the Rollover Shares in accordance with the terms of this Agreement.

11. Miscellaneous.

(a) Amendments and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified except upon the execution and delivery of a written agreement executed by each party hereto. Notwithstanding the foregoing sentence, the parties acknowledge and agree that a new company to be incorporated in the Cayman Islands is expected to be the direct parent of Parent (holding 100% of the equity interests in Parent) and the direct wholly-owned subsidiary of Holdco prior to the Closing, in which case any references to Parent being a wholly-owned subsidiary of Holdco shall be modified accordingly.

(b) Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

(c) Survival of Representations and Warranties. All representations, warranties, covenants and agreements of the Rollover Shareholder, Parent and Holdco contained herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby indefinitely.

(d) Notices. All notices and other communications hereunder shall be in writing (in the English language) and shall be deemed duly given (i) upon receipt if delivered personally, or if by email or facsimile, upon confirmation of receipt by email or facsimile, (ii) one Business Day after being sent by express courier service, or (iii) three Business Days after being sent by registered or certified mail, return receipt requested. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Rollover Shareholder, in accordance with the contact information set forth next to such Rollover Shareholder’s name on Schedule A.

If to Parent or Holdco:

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

With a copy to:

Giovanna Investment Holdings Limited

Two Pacific Place

88 Queensway

Hong Kong

Attention: Mr. Alex Ying / Ms. Janine Feng / Ms. Nina Gong

Email: alex.ying@carlyle.com / janine.feng@carlyle.com / nina.gong@carlyle.com

Gio2 Holdings Ltd.

Suite 705-708 ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Mr. Terry Hu / Mr. Eric Chen / Mr. Brian Lee

Facsimile: 852-3107-2490

Email: terryhu@fountainvest.com / ericchen@fountainvest.com /

brianlee@fountainvest.com

Power Star Holdings Limited

28/F, CITIC Tower

1 Tim Mei Avenue, Hong Kong

Attention: Mr. Eric Xin / Mr. Eric Chan / Mr. Zhen Ji / Ms. Vicki Hui

Email: exin@citiccapital.com / echan@citiccapital.com /

zhenji@citiccapital.com / vickihui@citiccapital.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson

1601 Chater House

8 Connaught Road Central

Hong Kong

Attention: Douglas Freeman

Facsimile: +852-3760-3611

E-mail: douglas.freeman@friedfrank.com

(e) Entire Agreement. This Agreement (together with the Merger Agreement and the Voting Agreement to the extent referred to in this Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

(f) Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as specifically set forth in this Agreement.

(g) Governing Law; Consent to Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law principles that would cause the application of the laws of any other jurisdiction. The parties agree that any Action brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any State of New York or United States Federal court sitting in the Borough of Manhattan, the City of New York. Each of the parties submits to the jurisdiction of any such court in any Action seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Action. Each party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.

(h) Remedies; Specific Performance.

(i) The parties hereto agree that this Agreement shall be enforceable by all available remedies at law or in equity (including, without limitation, specific performance). In the event any breach of this Agreement by the Rollover Shareholder (including, without limitation, any failure by the Rollover Shareholder to deliver the Rollover Shares for cancellation or to subscribe for the Holdco Shares) which causes, directly or indirectly, either a failure of any closing condition applicable to Parent and Merger Sub in the Merger Agreement or a termination right of the Company under the Merger Agreement, the Rollover Shareholder agrees to (A) indemnify and hold harmless Parent, Holdco, the Sponsors and the Sponsor Guarantors from the aggregate out-of-pocket damages (including all costs and expenses) incurred by any of them in connection therewith, including the amount of any termination fee paid or payable by Parent to the Company under the Merger Agreement and, without duplication, all amounts paid or payable under any Limited Guarantees by the Sponsor Guarantors, provided that, neither Parent, Holdco the Sponsors nor any Sponsor Guarantor shall have the right to recover lost profits or benefit of the bargain damages from the Rollover Shareholder; and (B) reimburse all out-of pocket expenses incurred by any of them in connection with the transactions contemplated by the Merger Agreement and this Agreement, including, without limitation, the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by any of them in connection therewith, together with any costs of enforcement incurred by any of them in seeking to enforce such remedy against the Rollover Shareholder. The Rollover Shareholder further agrees to pay or reimburse Parent, Holdco, the Sponsors and/or the Sponsor Guarantors, as applicable, within ten (10) Business Days following receipt of a written notice from any of them setting forth in reasonable detail the amount of any losses, damages, liabilities or expenses incurred by any of them which are indemnifiable or reimbursable hereunder. The parties hereto agree that the Sponsors and the Sponsor Guarantors shall be third-party beneficiaries of this Section 11(h).

(ii) The Rollover Shareholder further acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement of the Rollover Shareholder in this Agreement is not performed in accordance with its terms, and therefore agrees that Parent and Holdco will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. The Rollover Shareholder agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by Parent or Holdco shall not preclude the simultaneous or later exercise of any other such right, power or remedy by Parent or Holdco.

(j) Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent may assign this Agreement (in whole but not in part) in connection with a permitted assignment of the Merger Agreement by Parent, as applicable. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(k) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(l) Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO IN THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF EACH OF THE PARTIES IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(m) Counterparts. This Agreement may be executed in two or more counterparts, and by facsimile or, pdf format, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party; provided, however, that if the Rollover Shareholder fails for any reason to execute, or perform their obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

(n) No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

(o) Expenses. Following the consummation of the transactions contemplated by the Merger Agreement, including the Merger, Holdco shall cause Parent or the Surviving Corporation to reimburse the Rollover Shareholder for its reasonably documented expenses incurred in connection with the subscription of Holdco Shares pursuant to this Agreement, up to an aggregate amount of US$4,000,000.

IN WITNESS WHEREOF, Parent, Holdco and the Rollover Stockholder have caused to be executed or executed this Agreement as of the date first written above.

HOLDCO:

GIOVANNA GROUP HOLDINGS LIMITED

By:	/s/ Tom Mayrhofer
Name:	Tom Mayrhofer
Title:	Director

PARENT:

GIOVANNA PARENT LIMITED

By:	/s/ Tom Mayrhofer
Name:	Tom Mayrhofer
Title:	Director

FOSUN INTERNATIONAL LIMITED

By:	/s/ Wang QunBin
Name:	Wang QunBin
Title:	Director

Schedule A1

Rollover Shareholder	Address and Facsimile	Owned Shares	Rollover Shares	Non-Rollover Shares	Holdco Shares
Fosun International Limited	Room 808 ICBC Tower 3 Garden Road, Central, Hong Kong Attention: Mr. Andy Pan Facsimile: (852) 2509 3208 With copy (which shall not constitute notice) to: Morrison & Foerster LLP Edinburgh Tower, 33/F The Landmark, 15 Queen’s Road Central Hong Kong Attention: Greg Wang Facsimile: 852-2585-0800 E-mail: gwang@mofo.com	22,215,644 ADSs	14,545,455 ADSs	7,670,189 ADSs	174,084

[1]	For the avoidance of doubt, the numbers set forth below are as of the date hereof.

Schedule B

Shareholders	Ordinary Shares of Holdco
Giovanna Investment Holdings Limited	1
Gio2 Holdings Ltd	1
Power Star Holdings Limited	1

Schedule C

Material Terms of the Custodial Arrangements

Schedule D

Shareholder Agreement Term Sheet